Exhibit (a)(1)(C)

SIGMA DESIGNS, INC.
OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS FOR REPLACEMENT STOCK OPTIONS
DATED AUGUST 24, 2009

ELECTION FORM
PAPER ELECTION FORM FOR EMAIL
OR REGULAR MAIL

Please read this Election Form carefully. To properly elect to exchange your eligible options, Sigma Designs, Inc. (“Sigma”) must receive your Election Form before 9 p.m., U.S. Pacific Time, on September 22, 2009.

You are not required to return this Election Form if you do not wish to participate in the offer. However, if Sigma does not receive an Election Form before 9 p.m., U.S. Pacific Time, on September 22, 2009, we will interpret this as your election not to participate in the offer, and you will retain all of your outstanding options, subject to all of their current terms and conditions.

You must send a properly executed Election Form by using one of the following means:

Via Electronic Delivery:
Scan the completed and signed Election Form and email it to OptionExchange@sdesigns.com..

Via Regular Mail, Overnight Courier or Hand Delivery:
Sigma Designs, Inc., Attn: Sigma Designs, Inc., 1778 McCarthy Blvd., Milpitas, CA 95305, Attn: Catherine Van Rhee and Terry Nguyen

Your acceptance of our offer will be effective as of the date and time that Sigma receives your signed Election Form by any of the methods described above. It is your responsibility to ensure that your election is received by Sigma by the deadline.

While not a condition to your election, if you submitted your signed Election Form by way of electronic delivery, Sigma also asks that you make a copy for your own files and then submit the original signed Election Form by regular mail, overnight courier or hand delivery.

You do not need to return your stock option agreement(s) in order to effectively elect to accept this offer.

You may confirm that your documents have been received by sending an email to Catherine Van Rhee or Terry Nguyen at OptionExchange@sdesigns.com. Sigma intends to confirm receipt of your signed Election Form within three business days of its arrival. If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have properly received your election.

If you think the information regarding your eligible options set forth below is incorrect, or if you have any questions about the offer, please telephone Catherine Van Rhee and Terry Nguyen at (408) 957-984 or send an email to OptionExchange@sdesigns.com.

From:	[Name]
To:	Sigma Designs, Inc.

I have received the Offer to Exchange dated August 24, 2009 (the “Offer”), this Election Form, the form of Stock Option Agreement (the “Agreement”), the Sigma Designs, Inc. 2001 Stock Plan (the “2001 Plan”) and a Notice of Withdrawal.

I understand that by electing to participate in the Offer, I will exchange some or all of my outstanding stock options that have an exercise price per share that is equal to or greater than U.S. $20.25, all of which are listed below (“Eligible Options”), for the number of replacement options set forth below. I further understand that the replacement options will be granted under the 2001 Plan and that they represent the right to purchase a certain number of shares of common stock of Sigma Designs, Inc. (the “Company”) at a specified price upon the vesting and exercise of the replacement option. I will not be required to pay anything for the replacement options.

     Eligible Options/Replacement Options

Original Option Date of Grant	Exercise Price		Shares Currently Subject to Option	Total Outstanding Vested Shares as of August 24, 2009	Total Outstanding Unvested Shares	Shares Subject to Replacement Option
__/__/__	$	__.__

If you would like to accept the Offer, please indicate your election by checking the appropriate box below and completing and signing this election form.

Please check the appropriate box:

☐	Yes, I wish to accept the Offer as to ALL of my Eligible Options listed above.

OR

☐	Yes, I wish to accept the Offer as to my Eligible Options listed below (please list):

Original Option Date of Grant	Exercise Price

By electing to exchange my Eligible Options, I agree and acknowledge to all of the following:

The Company will not grant any replacement options to purchase fractional shares. The applicable amounts in the column headed “Shares Subject to Replacement Option” have been rounded down to the nearest whole number.

The Company has further informed me that replacement options granted pursuant to the Offer will be unvested as of their grant date and will be subject to a new vesting schedule which will generally provide that the replacement options will vest over a five-year period, with 20% of the shares vesting on the first anniversary of the replacement option grant date and in equal monthly installments over the four years following the first anniversary. I understand that unless my stock option agreement provides otherwise, if my service terminates before all of my replacement option has vested, I will generally forfeit any replacement options that remain unvested at that time.

Only a whole number of shares underlying the replacement options will vest in any period, and any fractional share that would otherwise vest will be carried over to the next vesting period. The Company has notified me that if I choose not to participate in the Offer, I will keep all of my Eligible Options, I will not be granted any replacement options, and my outstanding Eligible Options will retain their current vesting provisions, exercise price and other terms.

I have reviewed the list of my Eligible Options set forth above and I confirm that it is an accurate and complete list of my Eligible Options and that I do hold all of the listed stock options.

If, before the expiration of the Offer, I wish to exercise any of the Eligible Options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election in accordance with procedures set forth in Part III, Section 5 of the Offer to Exchange.

I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 7 of the Offer to Exchange, the Company may terminate or amend the Offer and postpone its acceptance and cancellation of any Eligible Options I elect for exchange.

I acknowledge that the replacement options will be subject to the terms and conditions set forth in the 2001 Plan and the Agreement, which will constitute an agreement between the Company and me. I have reviewed the form of Agreement provided to me. I understand and acknowledge that the Company will deliver a final Agreement as soon as practicable after the grant date of my replacement option(s).

I hereby represent and warrant that I have full power and authority to elect to exchange the Eligible Options exchanged hereby and that, when and to the extent such Eligible Options are accepted for exchange by the Company, such Eligible Options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange of the Eligible Options I am electing to exchange.

By signing this Election Form, I acknowledge that my election to exchange my Eligible Options indicated on this Election Form pursuant to the procedure(s) described in Part III, Section 4 of the Offer to Exchange and in the instructions to this Election Form will constitute my acceptance of the terms and conditions of the Offer. The Company’s acceptance for exchange of Eligible Options offered to be exchanged pursuant to the Offer will constitute a binding agreement between the Company and me, upon the terms and subject to the conditions of the Offer to Exchange and this Election Form.

I acknowledge that I expect no financial compensation from the exchange and cancellation of my tendered options. I also acknowledge that, in order to participate in the Offer, I must be an eligible employee of the Company or one of its subsidiaries from the date when I elect to exchange my Eligible Options through the date when the replacement options are granted and otherwise be eligible to participate under the 2001 Plan. I further acknowledge that, if I do not remain an eligible employee of the Company or one of its subsidiaries, I will not be granted any replacement options or any other consideration for the options that I elect to exchange and that are accepted for exchange pursuant to the Offer.

I hereby give up all ownership interest in the options that I elect to exchange, which represent some or all of my Eligible Options, and I have been informed that they will become null and void on the date the Company accepts my options for exchange. I agree that I will have no further right or entitlement to purchase shares of the Company’s common stock under the Eligible Options accepted by the Company for exchange or have any other rights or entitlements under such options. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date the Company accepts my options for exchange.

I acknowledge that the Company has advised me to consult with my own advisors as to the consequences of participating or not participating in the Offer.

By signing below (i) I hereby elect to participate in the Offer to Exchange dated August 24, 2009, subject to all of the terms and conditions set forth therein, to exchange some or all of my outstanding Eligible Options as indicated above for the number of replacement options listed above, (ii) I hereby irrevocably waive the right to exercise my outstanding Eligible Options I have elected to exchange above and, therefore, to claim the delivery of the shares underlying these options, and (iii) I hereby irrevocably waive the right to claim any loss of opportunity as a result of the waiver of the right to exercise my outstanding Eligible Options I have elected to exchange above.

Participant Signature	Date and Time

Participant Name	Sigma Designs, Inc. Office Location

Daytime Telephone Number	Email Address

INSTRUCTIONS AND AGREEMENTS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Election Form. Sigma Designs, Inc. (the “Company”) must receive your signed and dated Election Form before the Offer to Exchange dated August 24, 2009 (the “Offer”) expires at 9 p.m. U.S. Pacific Time on September 22, 2009. Any Election Form received after that time will not be accepted. If the Offer is extended by the Company beyond that time, you may submit your election at any time until the extended expiration of the Offer.

The method of delivery of any document is at your election and risk. If you choose to submit a signed Election Form, your election will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via electronic delivery, and then follow up with a telephone call or email to confirm receipt by the deadline. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

The Company will not accept any alternative, conditional, or contingent offers to exchange options. All eligible individuals electing to exchange Eligible Options, by execution of this Election Form, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the Offer.

2. Withdrawal of Election. Elections to exchange made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. If the Offer is extended by the Company beyond that time, you may withdraw your election at any time until the extended expiration of the Offer. To withdraw your tendered Eligible Options, you must deliver a Notice of Withdrawal with the required information while you still have the right to withdraw the election. Withdrawal elections may not be rescinded and any Eligible Options withdrawn from the Offer will thereafter be deemed not properly tendered for purposes of the Offer. To re-elect to exchange Eligible Options that you have withdrawn, you must again follow the procedures described in these Instructions to deliver a new signed Election Form prior to the expiration of the Offer.

3. Signatures on this Election Form. If this Election Form is signed by the option holder, the signature must correspond with the name as written on the face of the stock option agreement(s) to which the Eligible Options are subject. If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change.

If this Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person so to act must be submitted with this Election Form.

4. Requests for Assistance or Additional Copies. If you have any questions or need assistance, please telephone Catherine Van Rhee and Terry Nguyen at (408) 957-984 or send an email to OptionExchange@sdesigns.com. If you would like to request additional copies of the Offer to Exchange or this Election Form, please email Catherine Van Rhee or Terry Nguyen at OptionExchange@sdesigns.com. All copies will be furnished promptly at the Company’s expense. You may also contact the Company by fax or through regular mail using the contact information listed above. You may also use the above contact information to overnight courier or hand deliver your correspondence to the Company.

5. Irregularities. All questions as to the number of shares subject to Eligible Options to be accepted for exchange and the number of replacement options to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form, and acceptance of any Eligible Options elected to be exchanged will be determined by the Company in its sole discretion, which determinations shall be final and binding on all interested persons. The Company reserves the right to reject any or all elections to exchange Eligible Options that the Company determines not to be in appropriate form or the acceptance of which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer and any defect or irregularity in any election to exchange Eligible Options, and the Company’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No election to exchange Eligible Options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with an election to exchange Eligible Options must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange Eligible Options, and no person will incur any liability for failure to give any such notice.

6. Additional Documents to Read. You should be sure to read the Offer to Exchange, this Election Form, the 2001 Plan, and the form of Stock Option Agreement (the “Agreement”) before deciding to participate in the Offer.

7. Important Tax Information. You should consult your own tax advisor and refer to Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information. If you live or work outside the United States, or are otherwise subject to a tax liability in a non-U.S. jurisdiction, you should refer to Part III, Section 15 and Appendix B to the Offer to Exchange for a discussion of the tax consequences which may apply to you.

8. Data Privacy. By accepting the Offer, you hereby explicitly and unambiguously consent to the collection, use, and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, the Company, any subsidiary and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the Offer.

You have been advised that your employer, the Company, any subsidiary and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options, or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering, and managing your participation in the shares of Company common stock and other employee benefit plans and this Offer (“Data”). You have been advised that Data may be transferred to any third parties assisting in the implementation, administration, and management of the Offer, that these recipients may be located in your country, or elsewhere, and that the recipient’s country may have different data privacy laws and protections than in your country. You have been advised that you may request a list with names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of implementing, administering, and managing your participation in the shares of Company common stock and other employee benefit plans and this Offer. You have been advised that Data will be held only as long as is necessary to implement, administer, and manage your participation in the shares of Company common stock and other employee benefit plans and this Offer. You have been advised that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or if you are a resident of certain countries, refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. You have been advised that refusing or withdrawing your consent may affect your ability to participate in this Offer.

9. Acknowledgement and Waiver. By accepting this Offer, you acknowledge that: (i) the Offer is established voluntarily by the Company, it is discretionary in nature, and it may be extended, modified, suspended, or terminated by the Company at any time as provided in the Offer; (ii) the grant of replacement options is voluntary and occasional and does not create any contractual or other right to future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any the Company stock plan, if any, will be at the sole discretion of the Company; (iv) your acceptance of the Offer will not create a right to employment or be interpreted to form an employment agreement with the Company, its subsidiaries, or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the Offer is voluntary; (vi) the future value of the underlying shares of Company’s common stock is uncertain and cannot be predicted with certainty; (vii) the Offer, the exchanged Eligible Options, and the replacement options are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or your current employer, and which are outside the scope of your employment contract, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits, or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or your current employer; (viii) if you accept the Offer and are granted a replacement option and shares of Company common stock pursuant to such option are released to you, the value of such shares acquired may increase or decrease in value; (ix) you have been advised the risks associated with your participation in the Offer as described in “Certain Risks of Participating in the Offer” contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any replacement options you may be awarded as a result of participating in the Offer and you irrevocably release the Company, its subsidiaries and affiliates from any such claim that may arise; if notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen then, by signing this Election Form, you shall be deemed irrevocably to have waived your entitlement to pursue such claim.

10. Tax Liability.  Regardless of any action that the Company, its subsidiaries, or its affiliates take , you acknowledge that the liability for all income tax, social insurance, payroll tax, payment on account, or other tax-related obligations arising out of or relating to the Offer or any awards to you under the 2001 Plan (“Tax Obligations”) , is and remains your sole responsibility and that the Company, its subsidiaries, and its affiliates (i) make no representations or undertakings regarding the treatment of any Tax Obligations, including but not limited to those in connection with any aspect of the cancellation of Eligible Options or the grant of replacement options, the vesting of replacement options and release of shares of Company common stock underlying the replacement options, the subsequent sale of shares of Company common stock purchased pursuant to the replacement options and the receipt of any dividends; and (ii) do not commit to structure the terms of the Offer, including cancellation of the Eligible Options and/or the grant of replacement options, to reduce or eliminate your liability for Tax Obligations.

By accepting the Offer, you agree to pay or make adequate arrangements satisfactory to the Company, its subsidiaries, and its affiliates to satisfy all withholding obligations of the Company, its subsidiaries, and its affiliates for Tax Obligations and to otherwise comply with the terms of the Agreement.

11. Electronic Delivery of Documents. Any document relating to participation in the Offer or any notice required or permitted by the Offer to Exchange, this Election Form or a Notice of Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by the Company. The Offer to Exchange, this Election Form, a Notice of Withdrawal, the 2001 Plan, and any other communications to Eligible Option holders in connection with the Offer (collectively, the “Documents”) may be delivered to you electronically. In addition, you may deliver electronically to the Company this Election Form or a Notice of Withdrawal. Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to a Company intranet site or the Internet site of a third party involved in administering the Offer, the delivery of the Documents via email, or such other means of electronic delivery specified by the Company. By executing this Election Form, you acknowledge that you have read this Instruction and consent to the electronic delivery of the Documents. You acknowledge that you may receive from the Company a paper copy of any Documents delivered electronically at no cost to you by contacting the Company by telephone or in writing using the contact information on the first page of this Election Form. You further acknowledge that you will be provided with a paper copy of any Documents if the attempted electronic delivery of such Documents fails. Similarly, you have been advised that you must provide the Company or any designated third party administrator with a paper copy of any Documents if the attempted electronic delivery of such Documents fails. You may revoke your consent to the electronic delivery of Documents described in this Instruction or may change the electronic mail address to which such Documents are to be delivered (if you have provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised email address by telephone, postal service or electronic mail. Finally, you have been advised that you are not required to consent to electronic delivery of Documents described in this Instruction.

12. Governing Law and Documents. The Election Form is governed by, and subject to, United States federal and California state law, as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the Election Form, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this Offer is made and/or to be performed.

13. Translations. If you have had this or any other document related to the Offer translated into a language other than English and if the translated version is different than the English version, the English version will control.